ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
19 August to 2 October 2009

30th September 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 11,592 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 30 September 2009 consists of 2,606,666,100 ordinary shares, of which 146,728,400 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,459,937,700 shares with voting rights.

The figure of 2,459,937,700 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (‘National Grid’)

24th September 2009

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Late yesterday, 23rd September 2009, Steve Lucas sold 41,000 shares at 608p per share. His total interest after this event is in 846,745 NG ordinary shares, comprised of options over 756,271 shares and 90,474 held beneficially.

23rd September 2009

National Grid plc (National Grid)

Voting Rights and Capital update

Late yesterday, National Grid was notified that, on Monday 22nd September 39,108 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 22 September 2009 consists of 2,606,666,100 ordinary shares, of which 146,739,992 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,459,926,108 shares with voting rights.

The figure of 2,459,926,108 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

17th September 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 8,119 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 17 September 2009 consists of 2,606,666,100 ordinary shares, of which 146,779,100 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,459,887,000 shares with voting rights.

The figure of 2,459,887,000 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Robin Kerner,
Assistant Secretary-Share Schemes
0207 004 3223

National Grid plc (“NG”)

Tuesday 8th September 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 47,138 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market on Monday 7th September 2009, at a price of 593.5 pence per share, on behalf of 3,050 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	21 Ordinary Shares

Steven Holliday	21 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	673,375 Ordinary Shares

Steven Holliday	1,394,494 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary- Share Schemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 21 shares purchased by the SIP Trustee for his partner.

Note: Voting Rights and Capital update
Please note that the announcement issued yesterday in the name of National Grid Gas plc in relation to Total Voting Rights and Capital should have been issued in the name of National Grid plc. The announcement was as follows
“Following a transfer of 33,371 shares held in treasury to Share Scheme participants, National Grid’s issued share capital from 7 September 2009 consists of 2,606,666,100 ordinary Shares of which 146,787,219 have been purchased in the market and registered as Treasury Shares, leaving a balance of 2,459,878,881 Shares with voting rights.”

7th September 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 33,371
shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 7 September 2009 consists of 2,606,666,100 ordinary shares, of which 146,787,219 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,459,878,881 shares with voting rights.

The figure of 2,459,878,881 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Robin Kerner,
Assistant Secretary-Share Schemes
0207 004 3223

3rd September 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 40,679
shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 3 September 2009 consists of 2,606,666,100 ordinary shares, of which 146,820,590 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,459,845,510 shares with voting rights.

The figure of 2,459,845,510 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Robin Kerner,
Assistant Secretary-Share Schemes
0207 004 3223

2 September 2009

National Grid plc

National Grid plc announces it has repurchased the AUD 50,000,000 Floating
Rate Notes due 2016 for cancellation. No outstanding amount of such securities remains following the repurchase.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

Monday 1 September 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital at 31 August 2009 consists of 2,606,666,100 ordinary shares, of which 146,861,269 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,459,804,831 shares with voting rights.

The figure of 2,459,804,831 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Phil Higgins

Assistant Secretary

0207 004 3228

Tuesday 25th August 2009

National Grid plc (National Grid)

Voting Rights and Capital update

Late today, National Grid was notified that, on Monday 24th August 2009, 76,443 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 24 August 2009 consists of 2,606,666,100 ordinary shares, of which 146,861,269 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,459,804,831 shares with voting rights.

The figure of 2,459,804,831 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (‘NG’)
20 August 2009

Notification of Directors’ Interests
- Scrip Dividend and Dividend Reinvestment:

NG late yesterday received notification from the Trustee that, following the operation of cash dividend reinvestment (the shares were purchased in the market at 573.4p per share on 19 August 2009):

• In the Lattice Group All Employee Share Ownership Plan, Steve Lucas became interested in an additional 40 ordinary shares;

• In the National Grid Share Incentive Plan, Mark Fairbairn became interested in an additional 66 ordinary shares.

• Steve Holliday became interested in a total of 918 shares held under the National Grid Share Matching Scheme, allotted on 19 August 2009 under the terms of the National Grid plc Scrip Dividend Scheme (the ‘Scheme’) at the Scrip Dividend Reference Price of 555.5p per share.

NG also received notification late yesterday from the Registrars that, under the Scheme, Sir John Parker and Mark Fairbairn became interested in an additional 194 and 1,238 shares respectively. The shares were allotted on 19 August 2009 under the terms of the Scheme at the Scrip Dividend Reference Price of 555.5p per share.

The Directors total interests after these changes are:

Director	Total interest after event
Mark Fairbairn	673,333
Steve Holliday	1,394,473
Steve Lucas	887,745
Sir John Parker	81,531

—
Contact: D C Forward, Assistant Secretary
0207 004 3226

National Grid plc

19 August 2009

National Grid plc scrip dividend

National Grid plc confirms the issue and allotment of 24,691,249 ordinary shares on 19 August 2009 in relation to the operation of the Scrip Dividend Scheme for the 2008/09 final dividend, payable on 19 August 2009.

In accordance with the terms of the scrip dividend, 24,388,199 ordinary shares are to be issued at a price of 555.5 pence per share.

In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 60,610 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$45.5920. In addition, 384 ADRs are to be issued under the US Employee Stock Purchase Plan at a price of US$ 41.0328.

Following the issue of the above shares, the number of ordinary shares in issue will be 2,606,666,100 of which 146,937,712 shares are held as treasury shares leaving a balance of 2,459,728,388 shares with voting rights.

The figure of 2,459,728,388 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact:
Phil Higgins
Assistant Secretary
0207 004 3228